Exhibit 2.2

AMENDMENT NO. 1 TO

AGREEMENT AND PLAN OF MERGER

This Amendment No. 1 to Agreement and Plan of Merger (this “Amendment”) is entered into as of June 20, 2011 (“Amendment Date”), by and among FusionStorm Global, Inc., a Delaware corporation formerly known as Synergy Acquisition Corp (“FSG” and FSG or any Affiliate to which FSG may assign this Agreement, “Parent”), FS Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), fusionstorm, a Delaware corporation (the “Company”), and John G. Varel, in his capacity as the designated representative of the holders (each, a “Company Shareholder”) of shares of the Company’s capital stock (together with his or her successor, if any, the “Shareholders’ Representative”).

WHEREAS, Parent, Merger Sub, the Company and Shareholders’ Representative entered into that certain Agreement and Plan of Merger, dated as of May 14, 2011 (the “Merger Agreement”), pursuant to which the parties intend to effect a merger (the “Merger”) of the Merger Sub with and into the Company in accordance with the Merger Agreement and the General Corporation Law of the State of Delaware (the “DGCL”), with the Company to be the surviving corporation of the Merger;

WHEREAS, the parties desire to amend the Merger Agreement in a manner intended to (i) address certain issues relating to the compensation of certain employees of the Company, (ii) add a covenant that the Company use commercially reasonable efforts to effect a reduction in compensation expense on a long-term basis, (iii) add a closing condition in favor of Parent that the Company achieve at least a minimum reduction in compensation expense, and (iv) adjust the number of shares of Parent Common Stock deliverable hereunder;

WHEREAS, the Board of Directors of the Company has unanimously (i) determined that the Merger Agreement, as amended pursuant to this Amendment (the Merger Agreement as so amended, the “Amended Merger Agreement”), is fair to, and in the best interests of, the Company and the Company Shareholders, (ii) approved this Amendment and the transactions contemplated by the Amended Merger Agreement, and (iii) resolved to recommended that the Company Shareholders adopt and approve the Merger Agreement and this Amendment and approve the Merger when the Merger Agreement and this Amendment are submitted to the Company Shareholders for approval in accordance with the DGCL; and

WHEREAS, the Boards of Directors of Parent and Merger Sub have unanimously (i) determined that the Amended Merger Agreement is fair to, and in the best interests of, Parent, Merger Sub and their respective stockholders, (ii) approved this Amendment and the transactions contemplated by the Amended Merger Agreement, and (iii) resolved to recommended that the their respective stockholders adopt and approve the Merger Agreement and this Amendment and approve the Merger when the Merger Agreement and this Amendment are submitted to such stockholders for approval in accordance with the DGCL.

NOW, THEREFORE, in consideration of the agreements, covenants, representations and warranties herein contained, the Parties agree as follows.

1. Incorporation of Preliminary Statements; Defined Terms. The Recitals set forth above by this reference hereto are hereby incorporated into this Amendment. Capitalized terms used, and not otherwise defined herein, shall have the meanings given to such terms in the Merger Agreement.

2. Amendments to Merger Agreement. The parties hereby amend the Merger Agreement as set forth below:

(a) Section 1.4(i)(vi) of the Merger Agreement shall be amended by deleting the text thereof in its entirety and substituting therefor the following:

“(vi) “Merger Consideration” shall mean: (1) cash (the “Cash Consideration”) in an aggregate amount equal to $100,000,000 less the sum of (x) the Company Debt and the current portion of Company Debt outstanding immediately prior to the Closing, (y) all amounts payable in respect to the Phantom Stock Plan pursuant to Section 1.3(g), and (z) the portion of the Initial Contingent Bonus Payment Amount paid pursuant to Section 1.3(h), plus the Covered Excess MS Capital Expenditure Amount; and (2) a number of shares of Parent Common Stock (the “Merger Shares”) equal to (x)(i) $100,000,000, divided by (ii) the IPO Price, less (y) the number of Company Compensation Shares. The Cash Consideration shall be calculated in a manner consistent with the sample calculation set forth in Exhibit D, and is subject to adjustment pursuant to Section 1.5 (Working Capital Adjustment) and 1.7 (Escrow) hereof. For the avoidance of doubt, the amounts deducted from the Cash Consideration for Company Debt and current portions of Company Debt shall be paid to the holders of such Company Debt in satisfaction of such liabilities at the Effective Time in accordance with Schedule 1.4(i) attached hereto. The parties acknowledge and agree that the adjustment contemplated by clause (y) of subparagraph (2) of the first sentence of this Section 1.4(i)(vi) shall apply only to the Merger Shares component of Merger Consideration and not to the Cash Consideration and further acknowledge and agree that such adjustment shall not reduce the number of Merger Shares issuable hereunder below a number of shares equal to $95,000,000 divided by the IPO Price and that in certain circumstances, the application of Section 7.3(k) may require the issuance of additional Merger Shares.”

(b) Article IV (Covenants of the Company) of the Merger Agreement is hereby amended to add the following new Section 4.15 captioned “Compensation Plan Agreements”:

“4.15 Compensation Plan Agreements. The Company shall deliver and present to its Qualified Employees, negotiate with such Qualified Employees and use commercially reasonable efforts to cause some or all of its Qualified Employees to enter into Compensation Plan Agreements for the portion of calendar year 2011 from the Closing Date to December 31, 2011, and for at least calendar years 2012, 2013 and 2014, such that if such Compensation Plan Agreements had been in effect on January 1, 2011, the Company’s cash expenses in respect of variable compensation (including, but not limited to, base salary, bonuses and commissions) would be reduced in the aggregate, by (a) not less than twenty percent (20%) of such variable compensation (assuming with respect to commissions payable that the same individuals made the same sales of IT Products and Services as actually made) and (b) not less than $5,000,000 with respect to fiscal 2011 and such reduction (both as a percentage of variable compensation and as a reduction of not less than $5,000,000) in cash expenses for variable compensation would recur annually thereafter through at least December 31, 2014. The Company further covenants and agrees that the changes to variable compensation contemplated by the Compensation Plan Agreements will also be developed and designed to enable the Company to derive a pro forma benefit of $5,000,000 in respect of commissions for 2010.”

(c) Article V (Covenants of Parent) of the Merger Agreement is hereby amended to add the following new Section 5.11 captioned “Qualified Employee Compensation”:

“5.11 Qualified Employee Compensation. Parent acknowledges that from and after the Closing, the Company will be bound by the Compensation Plan Agreements and Parent agrees that it will make available for delivery to Qualified Employees pursuant to, and in accordance with, the Compensation Plan Agreements: (a) a number of shares of Parent Common Stock (the “QE Stock Compensation”) up to, and not in excess of, that number equal to Ten Million Dollars ($10,000,000) divided by the IPO Price; and (b) a number of options, each with an exercise price equal to the IPO Price, to acquire that number of shares of Parent Common Stock equal to the number of shares of Parent Common Stock issued as QE Stock Compensation (the “New Options”).

(d) Section 7.2(p) is hereby amended to delete the word “and” appearing at the end of such Section 7.2(p).

(e) Section 7.2(q) of the Merger Agreement is amended to reletter it as Section 7.2(r).

(f) Section 7.2 (Conditions to Obligations of Parent and Merger Sub) of the Merger Agreement shall be amended by adding the following new Section 7.2(q):

“(q) The Company and Qualified Employees shall have entered into Compensation Plan Agreements reducing the Company’s aggregate cash expenses in respect of variable compensation (including, but not limited to, base salary, bonuses and commissions) by (a) not less than twenty percent (20%) of such variable compensation (assuming with respect to commissions payable that the same individuals made the same sales of IT Products and Services as actually made) and (b) not less than $5,000,000 with respect to calendar year 2011 and such reduction (both as a percentage of variable compensation and as a reduction of not less than $5,000,000) in cash expenses for variable compensation would recur annually thereafter through at least December 31, 2014 and otherwise in compliance with the provisions of Section 4.15 hereof; and”

(g) Section 7.3(k) of the Merger Agreement shall be amended by deleting the text thereof in its entirety and substituting therefor the following:

“(k) the sum of the Merger Shares including all such shares delivered to the Exchange Agent or to the Escrow Agent or which would otherwise be deliverable to any Company Shareholder in respect of Dissenting Shares plus the aggregate number of Company Compensation Shares delivered to the Qualified Employees as QE Stock Compensation pursuant to the Compensation Plan Agreements shall, in the aggregate, represent at least twenty-eight percent 28% of all outstanding voting stock of Parent immediately after the consummation of the IPO (without giving effect to (i) any overallotment options given to the managing underwriters of the IPO or (ii) any shares reserved for issuance pursuant to any stock option plan or other equity-based compensation plan of Parent; provided that such reserved shares correspond to options granted at or after the Closing and such options are exercisable at a price that is equal to or greater than the IPO Price); provided that, in the event that TICC (x) prior to the Closing, exercises certain Warrants held by it and acquires shares of Company Common Stock and (y) exercises Dissenters’ Rights with respect to all or any portion of the shares of Company Common Stock held beneficially or of record by TICC immediately prior to the Closing, the percentage referred to in this Section 7.3(k) shall be proportionally reduced to reflect any reduction in the number of Merger Shares issuable as a result of such exercise of Dissenters’ Rights. For the avoidance of doubt, if TICC exercises its Warrant in full and exercises Dissenters’ Rights with respect to all of the shares of Company Common Stock acquired thereby, the percentage set forth in this Section 7.3(k) shall be reduced from twenty-eight percent (28%) to twenty-seven and two-one hundredths percent (27.02%) to reflect that TICC will not, in such situation, acquire any Merger Shares hereunder.”

(h) The following new definitions shall be added to Article X (Definitions) of the Merger Agreement:

““Account Executives” shall mean, as of any date, such persons employed by the Company and either holding the title of Account Executive or having the responsibilities and duties typically assigned by the Company to a person having such title as of the date of this Amendment.

“Company Compensation Shares” shall mean a number of shares of Parent Common Stock equal to one-half of the number of QE Compensation Shares.

“Compensation Plan Agreement” shall mean those written employment agreements by and among Parent, the Company and certain Qualified Employees that include customary provisions that are reasonably acceptable to Parent and the Company, that entered into prior to the Closing with respect to periods from and after the Closing Date through at least December 31, 2014, and that meet the additional criteria set forth in Appendix A hereto.

“Qualified Employees” shall mean and include Account Executives and any other employees of the Company who have variable compensation plans.”

3. Miscellaneous.

(a) Counterparts and Facsimile Signature. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. This Amendment may be executed by delivery of signatures by facsimile or other electronic means.

(b) No Other Amendments. Except as specifically contemplated by this Amendment, the Merger Agreement shall remain in full force and effect in accordance with its terms.

[signature pages follow]

IN WITNESS WHEREOF, the Parties have executed this Amendment as of the date first above written.

PARENT:

FUSIONSTORM GLOBAL, INC.

By:	/s/ James L. Monroe
Name: James L. Monroe
Title: Chairman

MERGER SUB:

FS MERGER SUB, INC.

By:	/s/ James L. Monroe
Name: James L. Monroe
Title: Chairman

[Parent/Merger Sub Signature Page to Amendment No. 1 to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the Parties have executed this Amendment as of the date first above written.

COMPANY:

FUSIONSTORM

By:	/s/ John G. Varel
John G. Varel
Chief Executive Officer

SHAREHOLDERS’ REPRESENTATIVE:

By:	/s/ John G. Varel
Name:	John G. Varel, in his capacity as shareholders’ representative

EXHIBIT A

Compensation Plan Agreements

Vesting and Forfeiture Provisions

Each Compensation Plan Agreement shall include customary provisions and shall provide, among other things, that: (1) the Qualified Employee’s right, title and interest in any shares of Parent Common Stock which constitute QE Stock Compensation shall vest not more quickly than (a) twenty-five fifty percent (25%) of such shares of Parent Common Stock shall vest on the date which is six (6) months after the Closing Date, (b) twenty-five percent of such shares of Parent Common Stock shall vest on the date which is twelve (12) months after the Closing Date, (c) twenty-five percent (25%) of such shares of Parent Common Stock shall vest on the date which is eighteen (18) months after the Closing Date, and (d) twenty-five percent (25%) of such shares shall vest on the date which is twenty-four months after the Closing Date; (2) any New Options issued to any Qualified Employee under such agreement shall vest not more quickly than fifty percent (50%) on the date which is twenty-four (24) months after the Closing Date and fifty percent (50%) on the date which is thirty-six (36) months after the Closing Date; (3) the QE Stock Compensation shall be subject to certain restrictions on transfer under applicable law and shall bear appropriate legends to such effect; and (4) upon the occurrence of any Forfeiture Event, the Qualified Employee shall have the right to receive only that portion of such shares of Parent Common Stock or to exercise only such New Options as to which his or her right, title has vested and shall forfeit and have no further right to receive any unvested shares of Parent Common Stock or to exercise any unvested New Options. For the purposes hereof, “Forfeiture Event” shall mean and include (a) the separation from employment by an Qualified Employee without cause, (b) the separation from employment of Qualified Employee by the Company for cause (as cause may be defined in such Qualified Employee’s Compensation Plan Agreement), (c) the delivery by one or more customers of such Qualified Employee of written notice relating to the termination of such customer’s relationship with the Company or other termination, amendment or change in the relationship between the Company and such customer(s) which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect (as defined in the Merger Agreement) on the Company or (d) the diminution in the procurement of IT Products and Services from the Company by customer(s) of such Qualified Employee which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on the Company.